February 18, 2015

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	PFSweb, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-28275

Dear Mr. Gilmore:

On behalf of PFSweb, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Securities and Exchange Commission contained in your letter dated January 21, 2015. For your convenience, we have set forth below the comments in italics, followed by the Company’s responses thereto. Based on the Company’s responses, we do not believe any amendment to the above referenced filing is required.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue and Cost Recognition, page 41

1.	We note your response to our prior comment 2 where you state the difference between the average performance period and the average original contractual term is approximately one year. Please confirm which period is longer. In addition, please provide us with the following for fiscal 2012 and 2013 and the nine-month period ending September 30, 2014:

•	Quantify the average original contractual term used for each period as compared to the average performance period noted from your analysis;
•	Quantify the net effect on net income (loss) of the difference in set-up fee revenues and expenses for each period based on the use of the average original contractual period as opposed to the average performance period noted from your analysis;

Mr. Patrick Gilmore

February 18, 2015

•	Tell us why you believe it is appropriate to disclose in future filings that set-up and integration revenues and related costs are deferred over the average performance period when you are using the average original contractual term; and
•	Considering the set-up services include certain technology infrastructure and development efforts to build the solution and integrate the company’s systems with the client’s system, further explain how technological changes impact a customer’s benefit period and whether the customer must incur any additional set-up fees subsequent to technological changes or when a contract is renewed in order to continue use of the on-going integrated solution.

Response.

As computed in our analysis, the average performance period was approximately 4.4 years whereas the actual original contractual term was approximately 3.4 years for the periods presented. In future filings we will clarify that set-up and integration revenues and related costs are deferred over the original contract term, which approximates the performance period as provided for in SAB 104. If in subsequent periods our analysis indicates that the contractual term no longer approximates the performance period then we will modify the deferral period and disclosure as necessary.

Recognizing the deferred revenues and costs over the average performance period would have resulted in an additional net loss of approximately $315,000 for the year ended December 31, 2012, an additional net income of approximately $175,000 for the year ended December 31, 2013 and an additional net loss of approximately $329,000 for the nine months ended September 30, 2014, which we do not believe is material to the Company’s consolidated financial statements. The Company uses a comprehensive analysis when evaluating materiality including considerations users of our financial statements would consider relevant. Through its history, the Company has had periods of near break-even results, including 2012, and as such uses many factors when assessing materiality including net income, total revenues, total assets and financial trends that may be meaningful to users of our financial statements. The impact on total revenues and total assets is less than 0.2% and 0.3%, respectively, for each of these periods.

The set-up and integration services relate to website design, technology development and/or integration of the Company’s technology systems with the client. The continued rapid advancements in technology that impact these services have a direct impact on the benefit period of these set-up and integration services as our client’s often make changes to their websites and IT infrastructures that can cause them to incur additional set-up or integration costs to continue to use our services. As a result, during the course of a client relationship, clients often refresh and enhance their websites and/or technology systems, which results in the Company performing incremental design, technology development or integration activities under agreed upon incremental fee structures. Such enhancement activity is generally not correlated to the contract expiration date nor renewal and is generally less in scope than the original set-up and integration services. These changes thus may limit the customer’s benefit period of the initial services.

Mr. Patrick Gilmore

February 18, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 881-2900 if you have any questions or require any further information.

Very truly yours,

/s/ Thomas J. Madden

Thomas J. Madden

Executive Vice President

Chief Financial Officer